EXHIBIT 99.1

RedHill Biopharma Strengthens Management Team with Appointment of Rick D. Scruggs as Chief Operating Officer, U.S. Operations

TEL-AVIV, Israel and RALEIGH, N.C., Feb. 20, 2019 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (Tel-Aviv Stock Exchange: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company primarily focused on proprietary drugs for gastrointestinal (GI) diseases, today announced that it has strengthened its commercial management team by appointing board member, Mr. Rick D. Scruggs as chief operating officer, U.S. operations. Mr. Scruggs is responsible for leading the Company’s U.S. commercial operations, currently promoting four GI products, and the preparations for the potential commercial launch of TALICIA® (RHB-105)1 for eradication of H. pylori infection, planned for the fourth quarter of 2019.

Dror Ben-Asher, RedHill’s CEO, said: “We are pleased to have Rick join RedHill’s senior management team to strengthen our commercial operations in the U.S. With his vast knowledge of the GI space, Rick has a strong track record and tremendous experience in successfully launching GI products in the U.S. We are confident that RedHill will benefit from his extensive expertise as we pursue NDA filing for TALICIA® in the first half of this year, with potential commercial launch in the fourth quarter of 2019.”

Rick D. Scruggs added: “I am delighted to join RedHill’s senior management team and help grow the Company’s strong commercial operations. We are very enthusiastic about working toward bringing TALICIA® to the market as a much-needed new therapy, and I look forward to expanding RedHill’s commercial operations with additional products and contributing to the success of the Company.”

With more than 25 years of experience in the pharmaceutical industry, Mr. Scruggs brings extensive knowledge in commercial operations and business development. He most recently served as executive vice president of business development at Salix Pharmaceuticals, Inc. (“Salix”), until its acquisition by Valeant Pharmaceuticals International, Inc. (now Bausch Health Companies Inc.). Mr. Scruggs joined Salix in 2000, after working at Oclassen Pharmaceuticals, Inc. and Watson Pharmaceuticals, Inc. At Salix, Mr. Scruggs helped build the company’s commercial organization, serving in various sales and commercial trade-related positions. He was appointed executive vice president in 2011 and was responsible for all business development activities as well as the worldwide distribution of Salix’s innovative products and intellectual property. Mr. Scruggs also served as chairperson of the board of directors of Oceana Therapeutics, Salix’s European subsidiary.

Mr. Scruggs has served as a member of RedHill’s board of directors since January 1, 2016 and will continue to hold this position.

About RedHill Biopharma Ltd.
RedHill Biopharma Ltd. (Nasdaq: RDHL) (Tel-Aviv Stock Exchange: RDHL) is a specialty biopharmaceutical company, primarily focused on the development and commercialization of late-stage clinical, proprietary drugs for the treatment of gastrointestinal diseases. RedHill commercializes and promotes four gastrointestinal products in the U.S.: Donnatal® - a prescription oral adjunctive drug used in the treatment of IBS and acute enterocolitis; Mytesi® - an anti-diarrheal drug indicated for the symptomatic relief of non-infectious diarrhea in adult patients with HIV/AIDS on anti-retroviral therapy; Esomeprazole Strontium Delayed-Release Capsules 49.3 mg - a prescription proton pump inhibitor indicated for adults for the treatment of gastroesophageal reflux disease (GERD) and other gastrointestinal conditions, and EnteraGam® - a medical food intended for the dietary management, under medical supervision, of chronic diarrhea and loose stools. RedHill’s key clinical-stage development programs include: (i) TALICIA® (RHB-105) for the treatment of Helicobacter pylori infection with two positive Phase 3 studies; (ii) RHB-104, with positive top-line results from a first Phase 3 study for Crohn's disease; (iii) RHB-204, with a planned pivotal Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) infections; (iv) BEKINDA® (RHB-102), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (v) YELIVA® (ABC294640), a first-in-class SK2 selective inhibitor, targeting multiple oncology, inflammatory and gastrointestinal indications, with an ongoing Phase 2a study for cholangiocarcinoma; (vi) RHB-106, an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd. and (vii) RHB-107 (formerly MESUPRON), a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to successfully promote Donnatal®, Mytesi® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and commercialize EnteraGam®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; and (xiv) competition from other companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 26, 2018. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise, unless required by law.

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1 TALICIA® (RHB-105) is an investigational new drug, not available for commercial distribution.

Company contact:
Adi Frish
Senior VP Business Development & Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Timothy McCarthy, CFA, MBA
Managing Director, Relationship Manager
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com